Exhibit 21.1

Subsidiaries of SLR HC BDC LLC

The following list sets forth our consolidated subsidiaries, the state or country under whose laws the subsidiaries are organized, and the percentage of voting securities or membership interests owned by us in each such subsidiary:

SLR HC BDC SPV LLC (Delaware) – 100%

The subsidiary listed above is consolidated for financial reporting purposes. We may also be deemed to control certain portfolio companies.